Exhibit 99.1

Foresight Collaborates with Leading American EV Manufacturer to Enhance Existing ADAS Systems

The parties agreed to initiate a paid POC project to potentially strengthen the manufacturer’s safety capabilities

Ness Ziona, Israel – September 7, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a paid joint proof of concept (POC) project with a leading American manufacturer of electric vehicles (EVs).

The project consists of the technological evaluation and testing of predefined scenarios. Foresight intends to demonstrate its ability to create 3D stereo perception with software only, using the manufacturer’s existing pair of mono cameras mounted on a large baseline (distance between the cameras).

Foresight’s proprietary ScaleCam™ separated stereo camera solution allows manufacturers to place cameras on a large baseline. This solution increases distance accuracy at long ranges, allows detection of any type of obstacle, and improves the safety and robustness of the manufacturer’s driver assistance system.

“We are delighted to collaborate with a major player from the EV industry who chose to evaluate the potential of our software to improve the company’s existing safety systems using a software-only solution,” said Haim Siboni, CEO of Foresight. “We believe that our cost-effective advanced stereo vision technology may be beneficial to electric vehicle manufacturers as they develop more advanced autonomous capabilities, resulting in better distance accuracy and improved active safety features, contributing to a greener and safer future.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the paid joint POC project and its intention to demonstrate its ability to create 3D stereo perception using the manufacturer’s existing pair of mono cameras, mounted on a large baseline (distance between the cameras), through the use of software only; its belief that its cost-effective advanced stereo vision technology may be of benefit to electric vehicle manufacturers; and the proposed benefits that may be derived from the use of its products. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654